November 2, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Matthew Spitzer, Attorney-Advisor

Re:

Toyota Auto Finance Receivables LLC
Amendment No. 3 to Registration Statement on Form S-3
Filed September 8, 2009
File No, 333-159170

Dear Mr. Spitzer:

On September 8, 2009 (the “Submission Date”), our clients, Toyota Auto Finance Receivables LLC (the “Company”) and Toyota Motor Credit Corporation (“TMCC”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to Registration Statement on Form S-3, including a representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with Prospectus, the “Documents”).  On September 22, 2009, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

General

1.

Comment:

Please confirm that the TMCC Demand Notes, at the time of sale, will be investment grade securities as defined in Form S-3.  Refer to Rule 190(b)(1).

Response:

We hereby confirm, on behalf of the Company, that the TMCC demand notes, at the time of sale, will be investment grade securities as defined in Form S-3 at the time of issuance.  We have revised the Prospectus Supplement to disclose such requirement.  See page S-82 of the Prospectus Supplement.

2.

Comment:

We note your response to prior comment 2.  All schedules and exhibits to agreements, such as those disclosing the receivables underlying the notes, must be filed with the agreements upon takedown.  Please, accordingly, revise your “form of” agreements to reflect that the schedules and exhibits to those agreements will be publicly filed rather than solely delivered to the trustee.  Please also confirm that they will be filed with the respective agreements which must be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or under cover of Form 8-K.

Response:

We hereby confirm, on behalf of the Company, that all agreements, including all attachments, exhibits and schedules thereto, will be filed in full or, if redacted, a confidential treatment application will be filed.  We note, on behalf of the Company, that we have revised the receivables purchase agreement and the sale and servicing agreement to clarify what exhibits and/or schedules are attached thereto.

3.

Comment:

Please file a copy of the Demand Note Indenture as an exhibit to the registration statement.

Response:

We note, on behalf of the Company, that the form of demand note indenture has been previously filed as an exhibit to the Registration Statement, but that the Company has again filed a copy of the form of demand note indenture as exhibit 4.7 to Amendment No. 4 to the Registration Statement.

Registration Statement Cover Page

4.

Comment:

Please provide us an analysis explaining why you are not required to pay registration fees for the demand notes that you are registering

Response:

We note, on behalf of the Company, that a registration fee for the TMCC demand notes being registered will be paid in connection with such registration.

Prospectus Supplement

Summary of Terms, page S-7

5.

Comment:

Please add disclosure to this section regarding the TMCC Demand Notes.

Response:

We have added bracketed language in the summary providing information about the TMCC Demand Notes.  Please see page S-14 of the Prospectus Supplement.

Risk Factors, page S-23

6.

Comment:

Please add a risk factor clarifying that investors in the trust will be exposed to performance of the demand notes and that failure by TMCC to repay principal could cause losses for investors.

Response:

We have revised the Risk Factor captioned “Credit Ratings of TMCC May Not Reflect the True Risks of the Issuing Entity’s Investment in the TMCC Demand Notes” and have also added a new risk factor captioned “You may suffer a loss due to the performance of the TMCC Demand Notes” to include disclosure clarifying that investors in the applicable issuing entity will be exposed to risks associated with the performance of the TMCC demand notes and that failure by TMCC to repay principal of the TMCC demand notes could cause losses for investors.  Please see pages S-38 and S-39 of the Prospectus Supplement.

TMCC Demand Notes, page S-79

7.

Comment:

Please revise to clarify that the demand notes will be indirectly distributed to holders of the issuing entity’s notes and that those holders will be exposed to losses due to failure of TMCC to repay principal.

Response:

We have revised the Prospectus Supplement to include additional disclosure clarifying that the demand notes will be held indirectly by the holders of the issuing entity’s notes and that those noteholders will be exposed to losses due to a failure of TMCC to repay principal of the TMCC demand notes.  Please see page S-89.

Base Prospectus

The Sponsor, Administrator and Servicer, page 28

8.

Comment:

Please revise your disclosure throughout the base prospectus to clarify that Toyota Motor Credit Corporation will also serve as originator of the demand notes.

Response:

We have revised certain portions of the Base Prospectus to clarify that Toyota Motor Credit Corporation will also be the issuer of the TMCC demand notes.  Please see pages 6 and 28 of the Base Prospectus.

Plan of Distribution, page 99

9.

Comment:

Revise to provide form disclosure regarding the possibility of offering the demand notes.  Refer to Rule 190(b)(3).

Response:

We have added bracketed language to the Base Prospectus clarifying that the TMCC demand notes will only be distributed directly to the applicable issuing entity.  Please see page 97 of the Base Prospectus.

Should you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:

Katherine Adkins, Esq.
Toyota Auto Finance Receivables LLC